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                               January 22, 2024

       Gregory Monahan
       Chief Executive Officer
       Legato Merger Corp. III
       777 Third Ave., 37th Floor
       New York, NY 10017

                                                        Re: Legato Merger Corp.
III
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 5,
2024
                                                            File No. 333-275930

       Dear Gregory Monahan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your response to prior comment 1. Please tell us whether your promoters are, are controlled by, or
have substantial ties with a non-U.S. person. If so, also include risk factor disclosure that
addresses how this fact could impact your ability to complete your initial business
combination.
       Proposed Business
       Comparison to Offerings of Blank Check Companies, page 70

   2. We note the removal of the statement that you "will have net tangible assets in excess of
                                                        $5,000,000 upon the
successful consummation of this offering and will file a Current
                                                        Report on Form 8-K,
including an audited balance sheet demonstrating this fact." The company must provide
audited financial statements reflecting net tangible assets in excess
 Gregory Monahan
Legato Merger Corp. III
January 22, 2024
Page 2
      of $5,000,000 or revise its offering to comply with Rule 419 of the Securities Act of 1933.
      Please revise the prospectus to comply with Rule 419 and include pertinent risk factor disclosure, or advise.
       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any other questions.



                                                           Sincerely,
FirstName LastNameGregory Monahan
                                                           Division of
Corporation Finance
Comapany NameLegato Merger Corp. III
                                                           Office of Real
Estate & Construction
January 22, 2024 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName